

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 20, 2012

<u>Via Email</u>
James H. Davis, Esq.
Executive Vice President
General Counsel & Secretary
Human Genome Sciences, Inc.
14200 Shady Grove Road
Rockville, MD 2080-7464

> **Re:     Human Genome Sciences, Inc.**
> **Schedule 14D-9/A**
> **Filed July 16 & 19, 2012**
> **File No.: 5-45295**

Dear Mr. Davis:

We have reviewed the above referenced filing and have the following comments.

<u>Schedule 14D-9/A</u>

1.  Please advise us supplementally of whether the changes indicated in the amendments filed on July 16[th] and 19[th] were disseminated in a manner reasonably designed to inform security holders of the changes.  In this regard, advise us of whether the changes to the recommendation statement were disseminated in the same manner as the original recommendation statement.

<u>Item 4.  The Solicitation or Recommendation, page 9</u>

<u>Solicitation Recommendation, page  9</u>

2.  Please supplement the disclosure to explain the questions the Board asked management and advisors during the afternoon of July 15, 2012.  Specifically, disclose whether there were discussions regarding the increased offer price as compared to the range of offer prices proposed by the company through that date and/or any alternatives that may have been discussed.

Internal Forecasts, page 28

3.  We note the inclusion of certain non-GAAP financial measures in the tabular disclosure provided under this heading.  Please provide the reconciliation required by Rule 100 of Regulation G.  Refer generally to the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

\*       \*       \*

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company is in possession of all facts relating to the disclosure, the company is responsible for the accuracy and adequacy of the disclosures it has made.

Please direct any questions to me at (202) 551-3757.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code:  20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office    of    Mergers    &
Acquisitions

Cc (via email):Michael Rogan, Esq.
                     Skadden, Arps, Meagher & Flom LLP